UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

MICROMET, INC.

(Name of Subject Company)

ARMSTRONG ACQUISITION CORP.

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00004 PAR VALUE

(Title of Class of Securities)

59509C105

(Cusip Number of Class of Securities)

David J. Scott, Esq. Senior Vice President, General Counsel and Secretary One Amgen Center Drive Thousand Oaks, California 91320-1799 (805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to

Frank J. Aquila, Esq. Eric M. Krautheimer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,255,747,416	$143,908

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $11.00, the tender offer price, by (b) the sum of (i) 92,375,454, the issued and outstanding shares of Micromet common stock, (ii) 14,017,356, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding stock options pursuant to Micromet’s stock option plans and (iii) 7,766,046, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of January 25, 2012, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $143,908	Filing Party: Armstrong Acquisition Corp. and Amgen Inc.
Form or Registration No.: Schedule TO	Date Filed: February 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Amgen Inc., a Delaware corporation (“Amgen”), and Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred stock purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at $11.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 2, 2012, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows, in order to update the information for, among other things, the Delaware Chancery Court’s denial of the plaintiff’s motion for a preliminary injunction in the Delaware Litigations (as defined below):

“Between January 30, 2012 and February 9, 2012, seven putative class action lawsuits challenging the Merger were filed in the Court of Chancery for the State of Delaware. On February 29, 2012, the Delaware Chancery Court denied plaintiff’s motion for a preliminary injunction, in which plaintiffs sought to enjoin the closing of the Offer. The Delaware actions, which were consolidated on February 15, 2012, are captioned: (1) Passes v. Micromet, Inc., et al., Case No. 7198-VCP (the “Passes Case”); (2) Bohaychuck v. David Hale, et al., Case No. 7197-VCP (the “Bohaychuck Case”); (3) Volpe v. David Hale, et al., Case No. 7201-VCP (the “Volpe Case”); (4) Draper-Donaldson v. Micromet Technologies, Inc., et al., Case No. 7208-VCP (the “Draper-Donaldson Case”); (5) Wolf v. David Hale, et al., Case No. 7205-VCP (the “Wolf Case”); (6) Russell v. Micromet, Inc., Case No. 7210-VCP (the “Russell Case”); and (7) Louisiana Municipal Police Employees’ Retirement System v. David F. Hale, et al., Case No. 7232-VCP (the “LMPERS Case”). On February 3, 2012, plaintiff in the Draper-Donaldson Case voluntarily dismissed that action without prejudice. The Passes Case, Bohaychuck Case, Volpe Case, Wolf Case, Russell Case, and LMPERS Case are collectively referred to as the “Delaware Litigations,” and are being overseen by Vice Chancellor Parsons in the Court of Chancery for the State of Delaware. On February 13, 2012, the Delaware Chancery Court granted the Delaware plaintiffs’ motion to expedite the proceedings. The Court’s denial of plaintiffs’ motion for a preliminary injunction followed limited discovery and a hearing on February 27, 2012.

Between January 27, 2012 and February 1, 2012, five putative class action lawsuits challenging the Merger were filed in the Circuit Court for Montgomery County, Maryland. These actions are captioned: (1) Rush v. Micromet, Inc., et al., Case No. V358302 (the “Rush Case”); (2) Noskoviak v. Micromet, Inc., et al., Case No. V358455 (the “Noskoviak Case”); (3) Osler v. Micromet, Inc, et al., Case No. V358457 (the “Osler Case”); (4) Lang v. Micromet, Inc., et al., Case No. V358476 (the “Lang Case”); and (5) Ludden v. Micromet, Inc., et al., Case No. V358477 (the “Ludden Case”). The Rush Case, Noskoviak Case, Osler Case, Lang Case, and Ludden Case are collectively referred to as the “Maryland State Court Litigations.” On February 10, 2012, the plaintiffs in the Lang and Ludden Cases filed a motion to consolidate the Maryland State Court Litigation, and a motion for temporary restraining order. On February 21, 2012 Micromet filed a motion to stay the Lang and Ludden cases. On February 23, 2012, the plaintiffs in the Lang and Ludden Cases withdrew their motion for temporary restraining order and agreed to stay the cases voluntarily. Accordingly, Micromet withdrew its motion to stay.

On February 8, 2012, another putative class action lawsuit challenging the Merger, captioned Raad v. Christian Itin, et al., Case No. 8:12-cv-00385-DKC, was filed in the United States District Court for the District of Maryland (the “Raad Case”).

The Delaware Litigations, the Maryland State Court Litigations, and the Raad Case are collectively referred to as the “Stockholder Litigations.”

The Stockholder Litigations were filed against us, Amgen, Micromet, and the individual members of the Micromet Board. The Stockholder Litigations generally allege, among other things, that the members of the Micromet Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. The Ludden Case and Lang Case also allege as an additional basis for the breach of fiduciary claim that the members of the Micromet board engaged in self-dealing when they approved the proposed Merger. The Raad Case brings an additional claim against the members of the Micromet Board under Section 14(e) of the Securities Exchange Act of 1934 for making false and misleading statements in the Schedule 14D-9. On February 6, 2012 the Passes Case was amended to include a claim that the members of the Micromet Board breached their fiduciary duties by failing to make adequate disclosures to Micromet’s stockholders with respect to the Merger. On February 10, 2012 the Ludden Case and Lang Case were both amended to include, as an additional basis for the breach of fiduciary claims, that the members of the Micromet Board made omissions and misrepresentations in the Schedule 14D-9. Each of the Stockholder Litigations also alleges claims for aiding and abetting such alleged breaches of fiduciary duties against various combinations of Micromet, Amgen and us.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President,
General Counsel and Secretary

ARMSTRONG ACQUISITION CORP.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary